Exhibit 99.2
SAIC – Engility Announcement
Top Points and FAQs

Transaction Top Points:

•
On Sept. 10, SAIC announced its intent to acquire Engility. Subject to shareholders’ approval, regulatory approval and customary closing conditions, the transaction is expected to close in the fourth quarter of SAIC’s fiscal year 2019, which ends on February 1, 2019.

•	Creates the second largest independent technology integrator in government services, with $6.5 billion of pro-forma last 12 months’ revenue.

•	Accelerates both companies’ long-term strategies, creating market sub-segment scale in strategic business areas of national interest, to include space and intelligence.

•	$2.5 billion all-stock transaction, including the assumption of $900 million of Engility’s debt; $2.25 billion net of the present value of tax assets.

•	More than $375 million in pro-forma annual free cash flow, aided by substantial tax attributes, enhances capital deployment flexibility.

•	Accretive to cash EPS driven by expected net cost synergies of $75 million, greater customer access, and more competitive and differentiated solutions.

•	Transaction will deliver a broader range of innovative services and solutions to our customers and expand employee career opportunities.

Internal Top Points:

•	The combination accelerates both companies’ long-term strategies, creating market sub-segment leadership in strategic business areas including:

o	Intelligence, Space, and Air Force

o	Federal Civilian:

§	FAA

§	NASA

§	Doubles health presence

§	Department of Justice (adds $100M+)

§	Department of Transportation

o	Defense:

§	Increases business across all military branches and DoD agencies

•	We are committed to the employees of SAIC and Engility. The vast majority of employees will not be impacted by this transaction and how they serve their customers.

•	As a larger organization, we can create more opportunities for our employees, offer a broader set of capabilities, and increase the capacity necessary to pursue new opportunities.

•	We also anticipate becoming more price competitive as costs are spread across a broader base.

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Customer Top Points (for managers’ use):

•
We appreciate your business and our relationship. Due to legal concerns, we could not communicate with our customers about this transaction prior to announcement. But we want to assure you that this does not diminish the relationship but actually will enhance it with improved capabilities and greater reachback into a larger organization, with access to even more capabilities and talent across the entire enterprise.

•	From now until the transaction closes, and most likely after, this is business as usual.

•
The rationale behind this transaction was to expand SAIC’s capabilities to better serve our broad range of customers. SAIC took a strategic step to accelerate our position among our peers to create opportunities for our customers, our employees, and our shareholders.

•	SAIC will continue to be led by CEO Tony Moraco and be headquartered in Reston, Virginia.

•	SAIC is dedicated to ensuring continuity of the mission and a deep commitment to our customers.

•	As things progress, we will get more information to you, as appropriate due to legal concerns/sensitivities.

SAIC Employee FAQs:

Q. When will the transaction be completed?
A. The transaction is expected to close in the fourth quarter of SAIC’s fiscal year 2019, which ends on February 1, 2019

Q. What can I tell my customers?
A. SAIC has announced its intent to acquire Engility. The transaction is expected to close in the fourth quarter of SAIC’s fiscal year 2019, which ends on February 1, 2019

SAIC is dedicated to ensuring continuity of the mission and a deep commitment to our customers. We will continue to have the same program managers and teams supporting you – only now they will have reach-back to the larger combined corporation, with access to even more capabilities and talent across the entire enterprise.

Q. How do I interact with the employees of the other company between now and transaction close?
A. We ask that employees do not contact employees from the other company without clearance or coordination through SAIC’s Integration Management Office, to be led by Nazzic Keene. However, if you are currently working onsite or with Engility’ employees, nothing changes. We ask you to maintain the status quo.

Q. What do I say if I am contacted by a reporter?
A. SAIC employees are not authorized to speak publicly or communicate externally about this announcement to the media. Please follow our company policy and direct all media requests to Lauren Presti in Media Relations (lauren.a.presti@saic.com).

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Q. How will Engility be integrated into SAIC?
A. Engility will join SAIC post-close of this transaction. Until close, both companies will operate as independent entities. Integration planning is underway by the SAIC Integration Management Office, lead by Nazzic Keene and we will know more in the coming months.

Q. When will I know how this affects my job?
A. We are committed to retaining employees from SAIC and Engility, the vast majority of whom will not be impacted in their daily positions. As the integration process evolves, any impacts to our jobs will be conveyed when they are known.

Q. Where do I go if I have additional questions?
A. Company leaders will update employees as decisions are made and information becomes available. In the meantime, human resources representatives and managers are available as always to answer questions about current work and employment.

Employees can send feedback or concerns via AcquisitionInfo@saic.com. Based on the volume of messages, we may not be able to provide individual responses, but we do guarantee that all emails will be read, and that your questions, ideas and concerns will be provided to leadership and incorporated into future communications.
If you have a specific question of a personal nature, please contact your HR business partner.
There will also be an area on ISSAIC with information about the acquisition.

Q. Why did SAIC want to buy Engility?
A. Aligned with our long-term strategy, Ingenuity 2025, this acquisition is the first major milestone on our path for expansion into key areas. Engility has market access to important intelligence community, space, NASA and Department of Transportation (FAA) and Department of Justice customers. Overall, their business is highly complementary to SAIC’s strong IT and mission-focused offerings to provide customers with a full suite of technical services.

Q. What is the company culture at Engility?
A. Engility has 7,500 employees who, like SAIC employees, value integrity and are focused on the mission and customer service. They have approximately $1.9B in annual revenues, are publicly traded, and support government customers in more than 40 countries. 75% of their employees are cleared and 28% are veterans.

Q. How does the acquisition better position SAIC in the marketplace?
A. The acquisition is highly complementary and aligns with SAIC’s previously communicated strategy to expand and grow its access to the intelligence community and space markets along with NASA, the Department of Justice and FAA. The acquisition also increases the SAIC presence in Health.

Q. How does the acquisition benefit customers?
A. Once the transaction is complete, we anticipate there will be efficiencies that will benefit contract pricing. Additionally, our customers will have access to a larger set of capabilities and employee expertise.

Q. Will there be an executive level restructuring?
A. As a result of this acquisition, SAIC does not expect any immediate executive-level restructuring. SAIC will continue to be led by Tony Moraco and our HQ will remain in Reston.

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Q. Will there be changes to our benefits?
A. Not at this time. SAIC is preparing for open enrollment for benefits in 2019 and this transaction does not impact our plan to move to a private network for health benefits. More information on open enrollment will be distributed in the coming weeks. As the integration process evolves, any future changes to SAIC’s benefits will be conveyed when they are known.

Q. What will SAIC gain with this acquisition?
A. Engility is a leader in the markets they service and is highly complementary to SAIC’s long-term strategy, Ingenuity 2025. This transaction creates a market leader with more than $6.5B in revenue in federal government services.

•	The combination accelerates both companies’ long-term strategies, creating market sub-segment scale in strategic business areas including:

o	Intelligence, Space, and Air Force

o	Federal Civilian:

§	FAA

§	NASA

§	Department of State

§	Doubles health presence

§	Department of Justice (adds $100M+)

§	Department of Transportation

o	Defense:

§	Increases business across all military branches and DOD agencies

•	Enhance shareholder value through projected sustained, profitable growth enabled by greater customer access with more competitive and differentiated solutions.

:: Day-to-Day ::

Q. What company will I work for after the transaction closes?
A. The leadership teams of both companies desire to complete this acquisition quickly, and we hope to welcome Engility into SAIC by the end of our fiscal year. Engility will join SAIC and SAIC’s name will be retained.

Q. What will the first day after the transaction closes be like?
A. During the first week, we will seek to celebrate our new shared futures with what we call “Day One Celebrations.” We are currently evaluating what and where those will be, but we hope to have some fun welcoming our new colleagues.

Q. Should I do anything different in my current role?
A. No, please continue to focus on supporting your customer, their mission and your team.

Q. How should I handle situations where SAIC and Engility currently have a partnership?
A. If a partnership currently exists, there is no need to change how you do business.

Q. Will the signage on the Engility’ buildings change?
A. Yes, the plan is to have SAIC signage on all Engility buildings as quickly as possible and will be determined as part of the integration planning.

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Q. We have a new employee starting in the next few weeks. Will the transaction impact their start date?
A: No, there will be no impact to our new employees.

Q. Will I be reporting to a new boss?
A. As the integration process evolves, any changes to the organization structure and to whom we report will be conveyed when they are known.

:: Compensation and Benefits ::

Q. Will our benefits stay the same?
A. SAIC is preparing for open enrollment for benefits in 2019 and this transaction does not impact our plan to move to a private network for health benefits. More information on open enrollment will be distributed in the coming weeks. As the integration process evolves, any changes to SAIC’s benefits will be conveyed when they are known.

Q. Will my compensation (base pay and bonus programs) stay the same?
A. Yes it will stay the same for this fiscal year. As the integration process evolves, any changes to our compensation will be conveyed when they are known.

Q. What happens to the ESPP?
A. There will be no change to the Employee Stock Purchase Plan.

Q. What will the ESPP share value be when the transaction closes?
A. The ESPP share value on transaction close will be based on market price of SAIC common stock at that time.

Q. Will there be any changes to our paid leave program?
A. Not at this time. We evaluate our benefits programs each year.

Customer FAQs:

Q. How will this affect my contracts with either company?
A. There will be little to no impact as a result of the acquisition. We will continue to focus on your mission and support you in the manner we have in the past.

Q. How will I benefit from this transaction?
A. We anticipate there will be efficiencies that will benefit contract pricing. Additionally, you now will have access to a larger set of capabilities and employee expertise.

Q. Are there any OCI concerns as a result of the acquisition?
A. There are very few OCI concerns.
END

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No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
In connection with the proposed acquisition of Engility, SAIC will file with the SEC a registration statement on Form S-4 to register the shares of SAIC common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SAIC and Engility seeking their approval of the proposed transaction.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIC, ENGILITY, AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.
Participants in Solicitation
SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction. Information about SAIC’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.
Forward-Looking Statements
Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate.

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Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the acquisition and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors, nor can we predict the impact of each such factor on the proposed transaction or the combined company. For further information concerning risks and uncertainties associated with our business, please refer to the filings on Form 10-K, 10-Q and 8-K that we or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of our and Engility’s Annual Report on Form 10-K which may be viewed or obtained through the Investor Relations section of our web site at www.investors.saic.com or Engility’s web site at www.engility.com.
All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaims any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.

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